Our date	Our reference	Your date
09.01.2004	kvea	
Administrative officer		Your reference
Kari Veastad +47 901 87 941		

STATOIL

Statoil ASA

04012311

SUPPL

04 JAN 22 AM 7:21

Securities and Exchange Commission
Attn.: Mr. Paul Dudek
450 Fifth Street, N.W.
Washington DC 20549
USA

Dear Sir,

STATOIL ASA - INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 - EXEMPTION NUMBER 82-3444

Please find enclosed all information required by Rule 12g3-2(b) and issued by Statoil ASA during the period October 1 – December 31, 2003 (ref. Exemption Number 82-3444)

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Yours faithfully,
Statoil ASA

Kari Veastad

Kari Veastad
Compliance Officer
kvea@statoil.com

Enclosure
Press releases fourth quarter 2003
Third quarter report 2003

dlw 1/23

Statoil with strong financial result for third quarter

Statoil ASA (OSE: STL, NYSE: STO) delivered an income of NOK 12.2 billion before financial and other items, tax and minority interests for the third quarter of 2003. That compares with NOK 10.8 billion for the same period of last year.

Financial statements and review - third quarter 2003
MD&A
Presentation set
PDF-version
Webcast with acting chief executive Inge K Hansen

Statoil ASA (OSE: STL, NYSE: STO) delivered an income of NOK 12.2 billion before financial and other items, tax and minority interests for the third quarter of 2003. That compares with NOK 10.8 billion for the same period of last year. Earnings per share came to NOK 1.98 in the third quarter as against NOK 1.50, which is equivalent to NOK 1.19 when adjusted for special items[1], for the third quarter of 2002.

Net income for the quarter amounted to NOK 4.3 billion as against NOK 3.3 billion the year before. Net income for the first nine months came to NOK 12.3 billion, on a par with last year.

Adjusted for special items[1], return on capital employed after tax for the 12 months to 30 September 2003 came to 18.8 per cent, as against 14.8 per cent for the same period of 2002. The normalised return on capital employed is reported for the first time to be above Statoil's target for 2004, reaching 13.0 per cent for the 12 months to 30 September 2003. In 2002, the corresponding figure was 10.8 per cent.

"We have delivered a strong financial result for the third quarter, characterised by a high level of profitability. We've been through a difficult period this autumn over the consultancy contract with Horton Investment. This affair and the changes made to top management will not affect our focus on delivering results and achieving targets. At the same time, I would emphasise that our established strategies and goals remain unchanged. The third quarter was characterised by higher production and good progress with a number of our projects. We are also very satisfied that the basic principles for a new treaty between Norway and the UK have been defined, so that a new pipeline between these two countries can be realised," says acting chief executive Inge K Hansen.

(in millions, except share data)	Third quarter 2003 NOK	2002 NOK	change	2003 USD*	Nine months ended September 30 2003 NOK	2002 NOK	change	2003 USD*	Total 2002 NOK
USGAAP income statement									
Total revenues	**62,654**	61,054	3%	8,880	**183,983**	179,117	3%	26,076	243,814
E&P Norway	**9,524**	7,688	24%	1,350	**27,492**	24,046	14%	3,896	33,953
International E&P	**463**	1,277	(64%)	66	**1,377**	1,858	(26%)	195	1,086
Natural Gas	**1,406**	1,283	10%	199	**4,593**	5,128	(10%)	651	6,428
Manufacturing & Marketing	**826**	612	35%	117	**2,957**	814	263%	419	1,637
Other	**(51)**	(54)	6%	(7)	**(155)**	60	N/A	(22)	(2)
Income before financial items, other items, income taxes and minority interest	**12,168**	10,806	13%	1,725	**36,264**	31,906	14%	5,140	43,102
Net financial items	**844**	(343)	N/A	120	**55**	5,591	(99%)	8	8,233
Other items	**0**	0	N/A	0	**(6,025)**	0	N/A	(854)	0
Income before income taxes and minority interest	**13,012**	10,463	24%	1,844	**30,294**	37,497	(19%)	4,294	51,335
Income taxes	**(8,662)**	(7,174)	21%	(1,228)	**(17,781)**	(25,055)	(29%)	(2,520)	(34,336)
Minority interest	**(71)**	(38)	87%	(10)	**(245)**	(122)	101%	(35)	(153)
Net income	**4,279**	3,251	32%	606	**12,268**	12,320	0%	1,739	16,846
Earnings per share	**1.98**	1.50	32%	0.28	**5.66**	5.69	0%	0.80	7.78
Weighted average number of ordinary shares outstanding	2,166,143,715	2,166,143,626			2,166,143,685	2,165,179,134			2,165,422,239

	Third quarter 2003	2002	change	Nine months ended September 30 2003	2002	change	Total 2002
Operational data							
Realized oil price (USD/bbl)	**28.5**	26.9	6%	**29.0**	24.0	21%	24.7
NOK/USD average daily exchange rate	**7.34**	7.52	(2%)	**7.14**	8.19	(13%)	7.97
Realized oil price (NOK/bbl)	**209**	203	3%	**207**	196	5%	197
Natural gas price NCS (NOK/scm)	**1.03**	0.90	14%	**1.02**	0.96	6%	0.95
Refining margin, FCC (USD/boe)	**4.0**	2.6	54%	**4.6**	2.0	130%	2.2
Total oil and gas production (1000 boe/day)	**983**	957	3%	**1,035**	1,042	(1%)	1,074
Total oil and gas liftings (1000 boe/day)	**998**	952	5%	**1,034**	1,037	0%	1,073
Production (lifting) cost, normalized (USD/boe, last 12 months)	**2.8**	2.9	(6%)	**2.8**	2.9	(6%)	3.0

* Solely for the convenience of the reader, financial data for the third quarter of 2003 has been translated into US dollars at the rate of NOK 7.0557 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on September 30, 2003.

The improvement in results is primarily attributable to increased sales, lower costs and higher oil and gas prices measured in Norwegian kroner. Compared with the same period of last year, prices were up by three per cent for oil and 14 per cent for gas. Refining and methanol margins were also higher.

Total oil and gas production in the third quarter of 2003 averaged 983,000 barrels of oil equivalent (boe) per day as against 957,000 boe per day in the same period of 2002. The corresponding daily averages for the first nine months were 1,035,000 boe in 2003 as against 1,042,000 boe last year.

Statoil achieved a net financial income of NOK 0.8 billion for the third quarter of 2003, an improvement of NOK 1.2 billion from the same period of 2002. The positive result in the third quarter of 2003 is primarily due to a strengthening of NOK 0.24 in the exchange rate with the USD during the third quarter. Interest charges on the group's long-term debt also declined, while results from managing the portfolio of securities improved.

Income taxes in the third quarter of 2003 came to NOK 8.7 billion, equivalent to a rate of 66.6 per cent. This compares with NOK 7.2 billion and a rate of 68.6 per cent for the same period of 2002. Adjusted for special items[1], the tax rate came to 72.6 per cent in the third quarter of 2002.

Eight exploration and appraisal wells were completed with Statoil participation on the Norwegian continental shelf (NCS) during the first nine months, of which five yielded discoveries. The group plans to participate in a total of 10 exploration wells on the NCS during 2003 as a whole. Internationally, Statoil was involved in 13 completed wildcat and appraisal wells during the first nine months. Eleven of these have been capitalised. Plans for 2003 call for participation in 15 exploration wells internationally.

Deliveries from the Mikkel gas and condensate field in the Norwegian Sea began as scheduled on 1 October 2003. Costs for this development are estimated to lie more than 20 per cent below the figure in the plan for development and operation (PDO), which represents a reduction of roughly NOK 0.5 billion. In the North Sea, the Vigdis extension project began production on 18 October 2003, almost two months earlier than specified in the PDO, at an estimated cost of NOK 2.6 billion – 14 per cent below the original budget. The new extraction train (NET1) project at the Kårstø processing complex north of Stavanger became operational on 1 October 2003, as scheduled, and 32 per cent below the estimated cost.

Statoil passed an important milestone during the third quarter with the reception of its first liquefied natural gas (LNG) consignments at the Cove Point terminal in the USA. The LNG is regasified at this facility and marketed via the pipeline systems on the US east coast.

Agreement has been reached by the British and Norwegian authorities on the most important principles for a new treaty governing gas transport between the two countries. This accord will specify the frame conditions for new pipelines from the NCS to the UK.

A three-year gas sales agreement was concluded during the third quarter with British Gas Trading, a wholly-owned subsidiary of Centrica. This deal covers two billion cubic metres per year from 1 October 2003, delivered to Britain's national balancing point (NBP). Just under 50 per cent of the volume falls to Statoil. Three small gas sales agreements were also concluded by the group during the period, with EdF Trading, Essent and Statoil Gazelle respectively.

The total recordable injury frequency (total injuries per million working hours) for Statoil employees and contractor personnel declined from 6.6 in the third quarter of 2002 to 5.9 in the third quarter of 2003. Compared with the same period of last year, the serious incident frequency (serious incidents per million working hours) improved from 3.6 to 3.0. A contractor employee died in September following a work accident at the Iranian yard building the jackets for gas platforms due to be installed on South Pars off Iran. The incident is being investigated to establish its causes and identify improvement measures.

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has issued a preliminary charge alleging violations of the Norwegian General Civil Penal Code provision concerning illegal influencing of foreign government officials and is conducting an investigation concerning a consulting agreement which Statoil entered into in 2002 with Horton Investment Ltd. Statoil has also been notified by the US Securities and Exchange Commission that the commission is conducting an inquiry into the consultancy arrangement to determine if there have been any violations of US federal securities laws.

Further information from:

Press:
Kristin Bremer Nebben, +47 51 99 13 77 (office), +47 95 72 43 63 (mobile)

Investor relations:
Mari Thjømøe, +47 51 99 77 90 (office), +47 90 77 78 24 (mobile)
Thore E Kristiansen, +1 203 978 6950 (office), +47 91 66 46 59 (mobile)

1) Adjustements
Capital employed is calculated as follows:

	At September 30, 2003	At September 30, 2002	At December 31, 2002	At December 31, 2001
Shareholders' equity, minority interest, short- and long-term debt less cash, cash equivalents and short term investments	78,696	74,492	83,726	88,607
Adjusted for project loan	(1,578)	(1,675)	(1,567)	(1,257)
Cash build-up before tax payment	7,650	7,275	0	0
Capital employed	84,768	80,092	82,159	87,350

The return on capital employed (ROACE) is calculated as follows:

	Last 12 months	ROACE %	Year 2002	ROACE %
Net income	16,794		16,846	
Adjusted for minority interest, net financial items after tax and miscellaneous	(1,171)		(4,199)	
Net income used in ROACE calculation	15,623	19.0%	12,647	14.9%
Special items	(151)	(0.2%)	(144)	(0.2%)
Net income used in ROACE, adjusted for special items	15,472	18.8%	12,503	14.8%
Effect of normalised prices, refining margins and exchange rates	(4,722)	(5.7%)	(3,386)	(4.0%)
Net income used for normalised ROACE	10,750	13.0%	9,117	10.8%
Average capital employed	82,430		84,755	

Special items last 12 months consists of:
2nd Quarter 2003: Net effect of repealing of the Removal Grants Act, NOK 0.7 billion after tax
4th Quarter 2002: Write down of LL652 by NOK 0.6 billion after tax

Special items third quarter 2002 consists of:
3rd Quarter 2002: Sale of operations in Denmark, NOK 1.0 billion before tax, NOK 0.7 billion after tax

Financial statements and review - third quarter 2003
MD&A
Presentation set
PDF-version
Webcast with acting chief executive Inge K Hansen

Published 27.10.2003 08:30:00

04 JAN 22 AM 7:21



STATOIL

FINANCIAL STATEMENTS AND REVIEW

3RD QUARTER 2003

STATOIL

STATOIL'S THIRD QUARTER 2003 OPERATING AND FINANCIAL REVIEW

Net income for the Statoil group in the third quarter of 2003 was NOK 4.3 billion compared to NOK 3.3 billion in the third quarter of 2002. In the nine months ended September 30, 2003, net income amounted to NOK 12.3 billion, which is at the same level as for the nine months ended September 30, 2002.

After-tax return on average capital employed (ROACE) (1) for the last 12 months was 19.0 per cent, compared to 14.9 per cent for the year 2002. Adjusted (2) ROACE for the last 12 months was 18.8 per cent compared to 14.8 per cent for the year 2002. Normalized ROACE (3) for the last 12 months was 13.0 per cent compared to 10.8 per cent for the year 2002. Earnings per share were NOK 1.98 (USD 0.28) in the third quarter of 2003 compared to NOK 1.50 (USD 0.20) in the third quarter of last year. For the first nine months of 2003, earnings per share were NOK 5.66 (USD 0.80) compared to NOK 5.69 (USD 0.77) for the corresponding period of 2002.

"We have delivered a strong financial result for the third quarter, characterised by a high level of profitability. We've been through a difficult period this autumn over the consultancy contract with Horton Investment. This affair and the changes made to top management will not affect our focus on delivering results and achieving targets. At the same time, I would emphasise that our established strategies and goals remain unchanged.

The third quarter was characterised by higher production and good progress with a number of our projects. We are also very satisfied that the basic principles for a new treaty between Norway and the UK have been defined, so that a new pipeline between these two countries can be realised," says acting chief executive Inge K Hansen.

Increased production, higher oil – and gas prices, as well as unrealized gains on the group's long term debt, contributed to improved results for the third quarter of 2003 compared to the third quarter of 2002. This is partly offset by higher depreciation and a strengthened NOK against the USD.

The improved net income in the third quarter of 2003, compared to the corresponding quarter of 2002 is mainly due to the following:

- **Oil and gas liftings increased by 5 per cent.**
- **Oil price measured in NOK increased by 3 per cent, equal to 6 per cent in USD.**
- **Natural gas prices measured in NOK increased by 14 per cent.**
- **Net financial items strengthened by NOK 1.2 billion.**

Important events in the third quarter of 2003 were:

- **Significant managerial and board changes within Statoil, including the appointment of Inge K Hansen as acting CEO.**
- **British and Norwegian authorities have agreed on the basic principles for any new pipelines from the Norwegian Continental Shelf (NCS) to the UK.**
- **Recoverable reserves in the Glitne field in the Norwegian North Sea have been increased by 50 per cent compared to the estimate in the plan for development and operations (PDO). The producing life of the field is likely to be extended to the end of 2005.**
- **The deliveries from the Mikkel gas and condensate field in the Norwegian Sea started as planned on October 1, 2003. The development cost is estimated to be more than 20 per cent or approximately NOK 0.5 billion below the PDO estimate.**
- **Vigdis Extension came on stream on October 18, 2003, almost two months ahead of schedule. Development costs are estimated to be 14 per cent below the original PDO estimate.**
- **At the Cove Point terminal in the US, Statoil has received the first cargoes of liquefied natural gas (LNG) for re-gasification and sale to the US market.**
- **Statoil has entered into a contract with British Gas Trading, a wholly owned subsidiary of Centrica for deliveries to the UK market of two billion cubic meters (bcm) annually from Statoil and Petoro for three years commencing on October 1, 2003. Statoil's share in the contract is approximately 45 per cent.**
- **The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) and the U.S. Securities and Exchange Commission are carrying out investigations relating to the group's consultancy contract with Horton Investment. In addition, certain Iranian authorities have requested that Statoil provide information regarding the consultancy arrangement. See 'Other information' below.**

(in millions, except share data)	Third quarter 2003 NOK	2002 NOK	change	2003 USD*	Nine months ended September 30, 2003 NOK	2002 NOK	change	2003 USD*	Total 2002 NOK
USGAAP income statement									
Total revenues	**62,654**	61,054	3%	8,880	**183,983**	179,117	3%	26,076	243,814
E&P Norway	**9,524**	7,688	24%	1,350	**27,492**	24,046	14%	3,896	33,953
International E&P	**463**	1,277	(64%)	66	**1,377**	1,858	(26%)	195	1,086
Natural Gas	**1,406**	1,283	10%	199	**4,593**	5,128	(10%)	651	6,428
Manufacturing & Marketing	**826**	612	35%	117	**2,957**	814	263%	419	1,637
Other	**(51)**	(54)	6%	(7)	**(155)**	60	N/A	(22)	(2)
Income before financial items, other items, income taxes and minority interest	**12,168**	10,806	13%	1,725	**36,264**	31,906	14%	5,140	43,102
Net financial items	**844**	(343)	N/A	120	**55**	5,591	(99%)	8	8,233
Other items	**0**	0	N/A	0	**(6,025)**	0	N/A	(854)	0
Income before income taxes and minority interest	**13,012**	10,463	24%	1,844	**30,294**	37,497	(19%)	4,294	51,335
Income taxes	**(8,662)**	(7,174)	21%	(1,228)	**(17,781)**	(25,055)	(29%)	(2,520)	(34,336)
Minority interest	**(71)**	(38)	87%	(10)	**(245)**	(122)	101%	(35)	(153)
Net income	**4,279**	3,251	32%	606	**12,268**	12,320	0%	1,739	16,846
Earnings per share	**1.98**	1.50	32%	0.28	**5.66**	5.69	0%	0.80	7.78
Weighted average number of ordinary shares outstanding	2,166,143,715	2,166,143,626			2,166,143,685	2,165,179,134			2,165,422,239

	Third quarter 2003	2002	change	Nine months ended September 30, 2003	2002	change	Total 2002
Operational data							
Realized oil price (USD/bbl)	**28.5**	26.9	6%	**29.0**	24.0	21%	24.7
NOK/USD average daily exchange rate	**7.34**	7.52	(2%)	**7.14**	8.19	(13%)	7.97
Realized oil price (NOK/bbl)	**209**	203	3%	**207**	196	5%	197
Natural gas price NCS (NOK/scm)	**1.03**	0.90	14%	**1.02**	0.96	6%	0.95
Refining margin, FCC (USD/boe) [4]	**4.0**	2.6	54%	**4.6**	2.0	130%	2.2
Total oil and gas production (1000 boe/day) [5]	**983**	957	3%	**1,035**	1 042	(1%)	1,074
Total oil and gas liftings (1000 boe/day) [6]	**998**	952	5%	**1,034**	1 037	0%	1,073
Production (lifting) cost, normalized (USD/boe) [7]	**2.8**	2.9	(6%)	**2.8**	2.9	(6%)	3.0

* Solely for the convenience of the reader, financial data for the third quarter of 2003 has been translated into US dollars at the rate of NOK 7.0557 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on September 30, 2003.

(in millions)	Third quarter 2003 NOK	2002 NOK	change	2003 USD*	Nine months ended September 30, 2003 NOK	2002 NOK	change	2003 USD*	Total 2002 NOK
USGAAP income statement									
Sales	**62,444**	59,710	5%	8,850	**183,567**	177,566	3%	26,017	242,178
Equity in net income (loss) of affiliates	**193**	227	(15%)	27	**321**	423	(24%)	45	366
Other income	**17**	1,117	(98%)	2	**95**	1,128	(92%)	13	1,270
Total revenues	**62,654**	61,054	3%	8,880	**183,983**	179,117	3%	26,076	243,814
Cost of goods sold	**38,779**	37,400	4%	5,496	**110,797**	108,938	2%	15,703	147,899
Operating expenses	**5,995**	6,944	(14%)	850	**19,320**	21,264	(9%)	2,738	28,308
Selling, general and administrative expenses	**1,264**	1,433	(12%)	179	**4,602**	3,784	22%	652	5,251
Depreciation, depletion and amortization	**3,856**	3,663	5%	547	**11,457**	11,709	(2%)	1,624	16,844
Exploration expenses	**592**	808	(27%)	84	**1,543**	1,516	2%	219	2,410
Total expenses	**50,486**	50,248	0%	7,155	**147,719**	147,211	0%	20,936	200,712
Income before financial items, other items, income taxes and minority interest	**12,168**	10,806	13%	1,725	**36,264**	31,906	14%	5,140	43,102
Net financial items	**844**	(343)	N/A	120	**55**	5,591	(99%)	8	8,233
Other items	**0**	0	N/A	0	**(6,025)**	0	N/A	(854)	0
Income before income taxes and minority interest	**13,012**	10,463	24%	1,844	**30,294**	37,497	(19%)	4,294	51,335
Income taxes	**(8,662)**	(7,174)	21%	(1,228)	**(17,781)**	(25,055)	(29%)	(2,520)	(34,336)
Minority interest	**(71)**	(38)	87%	(10)	**(245)**	(122)	101%	(35)	(153)
Net income	**4,279**	3,251	32%	606	**12,268**	12,320	0%	1,739	16,846

	Third quarter 2003 NOK	2002 NOK	change	2003 USD*	Nine months ended September 30, 2003 NOK	2002 NOK	change	2003 USD*	2002 NOK
Financial data									
ROACE (last 12 months)	**19.0%**	14.8%			**19.0%**	14.8%			14.9%
ROACE (last 12 months, adjusted)	**18.8%**	14.6%			**18.8%**	14.6%			14.8%
ROACE (last 12 months, normalized)	**13.0%**	10.4%			**13.0%**	10.4%			10.8%
Cash flows provided by operating activities (billion)	**16.9**	13.6	25%	2.4	**34.6**	24.0	44%	4.9	24.0
Gross investments (billion)	**6.4**	4.7	37%	0.9	**17.5**	13.4	30%	2.5	20.1
Net Debt to Capital ratio	**20%**	31%			**20%**	31%			29%

Income before financial items, other items, income taxes and minority interest was NOK 12.2 billion in the third quarter of 2003 compared to NOK 10.8 billion in the corresponding quarter of 2002, an increase of 13 per cent. The increase in results for the third quarter of 2003 compared to the same period in 2002 is mainly related to a 3 per cent increase in oil prices measured in NOK and a 5 per cent increase in liftings of oil and natural gas. Natural gas prices were 14 per cent higher, and the margins within the refining and methanol businesses were higher in the third quarter of 2003 compared to the third quarter of 2002. Operating expenses and Selling, general and administrative expenses were reduced in the third quarter of 2003 compared to the same period of 2002. This was partly offset by a 2 per cent decline in the average NOK/USD exchange rate and an increase in depreciation, depletion and amortization due to increased liftings. In the third quarter of 2002 profit of NOK 1.0 billion before tax (NOK 0.7 billion after tax) related to the sale of Statoil's activities on the Danish continental shelf was also included.

For the nine months ended September 30, 2003, Income before financial items, other items, income taxes and minority interest was NOK 36.3 billion compared to NOK 31.9 billion in the corresponding period of 2002. The improved results for the first nine months of 2003 compared to the same period in 2002 are mainly related to a 5 per cent increase in oil price and, a 6 per cent higher natural gas prices, each measured in NOK, as well as an increase in natural gas sales by 7 per cent. Reduced Operating expenses and expenses related to Depreciation, depletion and amortization also contributed to the improved result, which was partly offset by increased Selling, general and administrative expenses.

Total oil and gas liftings in the third quarter of 2003 amounted to 998,000 barrels of oil equivalent (boe) compared to 952,000 boe per day in the corresponding period of 2002. Total oil and gas liftings for the first nine months of 2003 were 1,034,000 boe per day compared to 1,037,000 boe per day in the corresponding period of 2002.

Total oil and gas production in the third quarter of 2003 was 983,000 boe per day compared to 957,000 boe per day in the third quarter of 2002. For the first nine months of 2003 total oil and gas production was 1,035,000 boe per day compared to 1,042,000 boe per day for the corresponding period of 2002.

Net financial items for the third quarter of 2003 amounted to an income of NOK 0.8 billion, an increase of NOK 1.2 billion compared to the third quarter of 2002. The positive result is mainly due to unrealized currency gains on the group's net debt position at the end of the third quarter of 2003 due to a strengthening of the NOK by NOK 0.24 against the USD during the third quarter of 2003. Additionally, interest costs on the group's debt were reduced and the result from management of the portfolio of investments in securities has improved compared to the third quarter of 2002.

For the first nine months of 2003, net financial items amounted to an income of NOK 0.1 billion compared to NOK 5.6 billion in the corresponding period of 2002. The change is mainly related to unrealized gains on the group's long-term debt in the first nine months of 2002, as a consequence of a considerable strengthening of the NOK against the USD. The weakening of the NOK in 2003 is partly offset by lower costs on the long-term debt, as well as significant better results from management of the portfolio of investments in securities.

Interest income and other financial income amounted to NOK 0.3 billion in the third quarter of 2003 compared to NOK 0.4 billion in the third quarter of 2002. For the first nine months of 2003 and 2002 the corresponding figures were NOK 1.0 billion and NOK 1.1 billion, respectively. Interest costs and other financial costs amounted to NOK 0.2 billion in the third quarter of 2003 compared to NOK 0.7 billion in the third quarter of 2002. For the first nine months of 2003 interest costs and other financial costs amounted to NOK 0.8 billion compared to NOK 1.7 billion for the corresponding period of 2002. The reduction is mainly due to lower interest costs on the group's long-term debt, mainly due to a lower USD interest rate and shorter interest reset profiles.

The Central Bank of Norway's closing rate for NOK/USD was 7.45 on September 30, 2002, 6.97 on December 31, 2002, 7.26 on June 30, 2003 and 7.02 on September 30, 2003. These exchange rates have been applied in Statoil's financial statements.

Other items. The Norwegian parliament decided in June 2003 to replace grants for costs related to the removal of installations on the Norwegian continental shelf (NCS) with ordinary tax deduction for such costs. Previously, removal costs were refunded by the Norwegian state based on a percentage of the taxes paid over the productive life of the removed installation. As a consequence of the changes in legislation, Statoil has charged the receivable of NOK 6.0 billion from the Norwegian State related to refund of removal costs to income under Other items in the second quarter of 2003. Furthermore, the resulting deferred tax benefit of NOK 6.7 billion was recognized in income under Income taxes.

Income taxes in the third quarter of 2003 were NOK 8.7 billion, equivalent to a tax rate of 66.6 per cent, compared to NOK 7.2 billion and a tax rate of 68,6 per cent in the third quarter of 2002. Adjusted for special items (sale of Statoil's exploration and production activities in Denmark with a gain of NOK 1.0 billion before tax and NOK 0.3 billion in tax) the tax rate was 72.6 per cent in the third quarter of 2002.

For the nine months ended September 30, 2003 Income taxes were NOK 17.8 billion compared to NOK 25.1 billion for the corresponding period of 2002. Adjusted for the special items below, Income taxes amounted to NOK 24.5 billion for the nine months ended September 30, 2003, equivalent to a tax rate of 67.4 per cent. For the nine months ended September 30, 2002 Income taxes when adjusted for the special items listed below, amounted to NOK 24.8 billion equivalent to a tax rate of 67.8 per cent. Special items, in the second quarter of 2003, consisted of the repeal of the Removal Grants Act, resulting in a charge of NOK 6.0 billion before tax and a recognition of NOK 6.7 billion income in deferred tax assets, while the income tax for 2002 included income tax related to the sale of Statoil's exploration and production activities in Denmark.

The tax rate in the third quarter of 2003 was reduced due to an increase in net financial income and improved results from operations outside the NCS, compared to the third quarter of 2002.

Return on average capital employed (ROACE) after tax for the last 12 months was 19.0 per cent, compared to 14.9 per cent for the year 2002. Adjusted rate of return for the last 12 months was 18.8 per cent compared to 14.8 per cent for the year 2002. This increase in the adjusted return compared to last year was mainly due to increased liftings and oil prices. Normalized ROACE for the last 12 months was 13.0 per cent compared to

(in millions)	At September 30, 2003 NOK	2003 Calculated ROACE % (A/B)	At December 31, 2002 NOK	2002 Calculated ROACE % (A/B)
Net income for the last 12 months	**16,794**		16,846	
Minority interests for the last 12 months	**276**		153	
After-tax net financial items for the last 12 months	**(1,447)**		(4,352)	
Net income adjusted for minority interests and after-tax net financial items (A)	**15,623**	19.0%	12,647	14.9%
Impairment of LL652, and gain on sale of E&P operations in Denmark [II]	**0**	0.0%	(144)	(0.2%)
Impairment of LL652, and changes in the Removal Grants Act [II]	**(151)**	(0.2%)	0	0.0%
Net income adjusted for special items (A)	**15,472**	18.8%	12,503	14.8%
Effect of normalized prices and margins [III]	**(6,315)**	(7.7%)	(3,832)	(4.5%)
Effect of normalized NOK/USD exchange rate [III]	**1,593**	1.9%	446	0.5%
Normalized net income (A)	**10,750**	13.0%	9,117	10.8%
Average capital employed (B) [I]	**82,430**		84,755	

[I] For a reconciliation of capital employed see table in section Net debt to capital ratio below.
[II] For details see Note 2 to page 1.
[III] For details see Notes 1 and 3 to page 1.

Cash flows provided by operating activities were NOK 16.9 billion in the third quarter of 2003, compared to NOK 13.6 billion in the corresponding quarter of 2002.

In the first nine months of 2003 Cash flows provided by operating activities amounted to NOK 34.6 billion compared to NOK 24.0 billion in the first nine months of 2002. Cash flows from operations is highly dependent on oil and natural gas prices and production levels.

Net income in the first nine months of 2003 decreased marginally compared to the corresponding period of 2002. However, the period's cash flows from operating activities are NOK 10.6 billion higher than for the corresponding period of 2002. This is to a large extent related to the fact that the first nine months of 2003 included a net foreign exchange loss of NOK 2.2 billion, while an unrealized foreign exchange gain of NOK 6.7 billion was included in the corresponding period of 2002. Working capital (other than cash and cash equivalents) decreased by NOK 9.3 billion in the first nine months of 2003 compared to a reduction of NOK 7.6 billion in same period of 2002. Compared to the first nine months of 2002, this contributed to an increase of NOK 1.7 billion in cash flows from operating activities resulting form short-term investments, which in the first nine months of 2002 increased by NOK 3.7 billion, were reduced by NOK 1.3 billion in the first nine months of 2003. Changes in working capital items in the second quarter of 2003 resulting from the sale of the Navion subsidiary do not affect cash flows from operations, and were included in Proceeds from sale of assets.

In the first nine months of 2003 a NOK 6.9 billion increase in deferred tax assets were recorded as income, of which the repeal of the Removal Grants Act represented NOK 6.7 billion. The deferred tax income was NOK 0.1 billion in the first nine months of 2002. As a result of the changes in legislation Statoil's claim of NOK 6.0 billion against the Norwegian state related to the removal refunds law. The net recording to income related to the repeal of the Removal Grants Act in the second quarter of 2003 amounted to NOK 0.7 billion, which had no cash effect in the period.

Cash flows used in investment activities were NOK 10.8 billion in the first nine months of 2003 compared to NOK 9.5 billion in the corresponding period of 2002. In the third quarter of 2003 NOK 6.2 billion was provided by investment activities, compared to NOK 3.3 billion used in investment activities in the third quarter of 2002.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalized exploration spending, were NOK 17.5 billion in the first nine months of 2003, compared to NOK 13.4 billion in the corresponding period of 2002. This increase is mainly related to increased investments in the E&P Norway and International E&P business areas. The difference between cash flows to investment activities and gross investments is mainly related to the divestment of Navion in the second quarter of 2003.

Gross investments (in billions)	Third quarter 2003 NOK	2002 NOK	change	2003 USD*	Nine months ended September 30, 2003 NOK	2002 NOK	change	2003 USD*	Total 2002 NOK
- E&P Norway	**3.5**	2.6	37%	0.5	**10.1**	7.8	29%	1.4	11.0
- International E&P	**2.4**	1.6	46%	0.3	**5.7**	4.1	39%	0.8	6.0
- Natural Gas	**0.1**	0.1	138%	0.0	**0.3**	0.2	61%	0.0	0.5
- Manufacturing & Marketing	**0.3**	0.4	(18%)	0.0	**1.1**	1.1	(5%)	0.2	1.8
- Other	**0.1**	0.1	9%	0.0	**0.3**	0.2	51%	0.0	0.8
Total gross investment	**6.4**	4.7	37%	0.9	**17.5**	13.4	30%	2.5	20.1

Cash flows used in financing activities were NOK 0.3 billion in the third quarter of 2003 compared to NOK 1.7 billion in the corresponding period of 2002. In the first nine months of 2003 cash flows used in financing activities were NOK 8.4 billion compared to NOK 7.2 billion in the corresponding period of 2002. The amount reported in the first nine months of 2003 includes a dividend paid to shareholders of NOK 6.3 billion, while the dividend paid to shareholders in 2002 was NOK 6.2 billion.

New long-term borrowings in the first nine months of 2003 amounted to NOK 3.4 billion compared to NOK 3.8 billion in the corresponding period of 2002. Repayment of long-term debt in the first nine months of 2003 was NOK 2.9 billion compared to NOK 3.1 billion in the corresponding period of 2002.

Cash, cash equivalents and short-term investments were NOK 26.7 billion as of September 30, 2003, compared to NOK 17.2 billion as of September 30, 2002, an increase of NOK 9.5 billion. At year-end 2002, Cash, cash equivalents and short-term investments amounted to NOK 12.0 billion. The relatively large amount of cash at the end of third quarter in 2003 as well as in 2002 is mainly related to the cash build-up before the due date for the tax payment on October 1. The tax payment at the beginning of October 2003 reduced cash, cash equivalents and short-term investments by NOK 15.3 billion.

Cash and cash equivalents were NOK 22.8 billion as of September 30, 2003, compared to NOK 11.5 billion as of September 30, 2002. Short-term investments in domestic and international capital markets, primarily in government bonds, amounted to NOK 4.0 billion as of September 30, 2003, compared to NOK 5.8 billion as of September 30, 2002.

Working capital (total current assets less current liabilities) increased by NOK 13.2 billion from a negative working capital of NOK 5.7 billion at the end of the third quarter of 2002 to a positive working capital of NOK 7.4 billion at the end of the third quarter of 2003. This build-up is the result of an increase in cash and cash equivalents and a repayment of short-term interest-bearing debt. Taking into account Statoil's established credit facilities, credit rating and access to capital markets, management considers the group's working capital to be satisfactory.

Interest-bearing debt. Gross interest-bearing debt was NOK 37.6 billion at the end of the third quarter of 2003 compared to NOK 36.8 billion at the end of the third quarter of 2002. At December 31, 2002, gross interest-bearing debt was NOK 37.1 billion. Statoil makes use of currency swaps in its risk management of interest-bearing debt. As a result, nearly all of the company's interest-bearing debt is exposed to fluctuations in the NOK/USD exchange rate.

Net interest-bearing debt (8) was NOK 9.3 billion as of September 30, 2003 compared to NOK 17.8 billion as of September 30, 2002. Normalized net interest-bearing debt at the end of the third quarter of 2003 was NOK 16.9 billion compared to NOK 25.1 billion as of September 30, 2002. As of December 31, 2002, Net interest-bearing debt was NOK 23.6 billion.

Net debt to capital ratio, defined as Net interest-bearing debt to capital employed, was 12 per cent at the end of the third quarter of 2003, compared to 25 per cent at the end of the third quarter of 2002 and 29 per cent as of December 31, 2002. The decrease in the net debt to capital ratio is mainly due to an increase in cash, cash equivalents and short-term investments, as well as increased shareholders' equity. Based on the normalization of net-interest bearing debt, Net debt to capital ratio was 20 per cent as of September 30, 2003 and 31 per cent as of September 30, 2002. The table below displays the calculations of Net interest-bearing debt and the Net debt to capital ratio.

Net interest-bearing debt (in millions)	*At September 30, 2003 NOK*	*2002 NOK*	*2003 USD**	*At December 31, 2002 NOK*	*2001 NOK*
Short-term debt	**1,375**	3,859	195	4,323	6,613
Long-term debt	**36,186**	32,906	5,129	32,805	35,182
Gross interest-bearing debt	**37,561**	36,765	5,323	37,128	41,795
Cash and cash equivalents	**(22,767)**	(11,469)	(3,227)	(6,702)	(4,395)
Short-term investments	**(3,963)**	(5,778)	(562)	(5,267)	(2,063)
Cash and cash equivalents and short term investments	**(26,730)**	(17,247)	(3,788)	(11,969)	(6,458)
Net debt before adjustment	**10,831**	19,518	1,535	25,159	35,337
Adjustment for project loan*	**(1,578)**	(1,675)	(224)	(1,567)	(1,257)
Net interest-bearing debt before normalization for tax payment (D)	**9,253**	17,843	1,311	23,592	34,080
Normalization for cash-build up before tax payment (50% of tax payment) (C)	**7,650**	7,275	1,084	0	0
Net interest-bearing debt (A)	**16,903**	25,118	2,396	23,592	34,080
Total shareholders' equity	**66,355**	53,513	9,404	57,017	51,774
Minority interest	**1,510**	1,461	214	1,550	1,496
Total equity and minority interest (B)	**67,865**	54,974	9,618	58,567	53,270
Capital employed before normalization (A+B-C)	**77,118**	72,817	10,930	82,159	87,350
Capital employed after normalization (A+B)	**84,768**	80,092	12,014	82,159	87,350
Net debt to capital ratio before normalization for tax payment (D/(A+B-C))	**12%**	25%	12%	29%	39%
Net debt to capital ratio after normalization for tax payment A/(A+B))	**20%**	31%	20%	29%	39%

* *Adjustment for intercompany project financing through an external bank.*

Exploration expenditure (including capitalized exploration expenditure) increased from NOK 0.5 billion in the third quarter of 2002 to NOK 0.7 billion in the third quarter of 2003. A total of nine exploration and appraisal wells were completed during the third quarter of 2003, six internationally and three on the NCS. Seven of these wells resulted in discoveries, of which five were international discoveries and two were discoveries on the NCS. In the first nine months of 2003 Exploration expenditure amounted to NOK 1.7 billion compared to NOK 1.6 billion in the corresponding period of 2002.

Exploration expenditure reflects the period's exploration activities. Exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalized exploration expenditure. In the third quarter of 2003 exploration expenses amounted to NOK 0.6 billion compared to NOK 0.8 billion in the corresponding period last year. For the first nine months of 2003 exploration expenses amounted to NOK 1.5 billion, which was in line with the level of exploration expenses for the corresponding period of 2002.

The table below reconciles the period's exploration expenditure to exploration expenses.

	Third quarter				Nine months ended September 30,				
	2003 NOK	2002 NOK	change	2003 USD*	2003 NOK	2002 NOK	change	2003 USD*	2002 NOK
Exploration expenditure	**668**	546	22%	95	**1,722**	1,571	10%	244	2,507
Expensed, previously capitalized exploration costs	**84**	470	(82%)	12	**255**	507	(50%)	36	554
Capitalized share of current period's exploration activity	**(160)**	(208)	(23%)	(23)	**(434)**	(562)	23%	(62)	(651)
Exploration expenses	**592**	808	(27%)	84	**1,543**	1,516	2%	219	2,410

Production cost per boe for the last 12 months was USD 3.1 per boe as of September 30, 2003, compared to USD 2.9 per boe as of September 30, 2002 and USD 3.0 per boe for the year 2002.

The calculation of production cost per boe has been changed as of the third quarter of 2003. Statoil has decided to change the classification of administration cost and revenue from the sale of processing capacity between fields. The reason for this change is that Statoil wants to better reflect the real costs of the underlying actitvity related to production. As a consequence of the change in calculation methods, Statoil has decided to adjust the target for production cost per boe in 2004 by USD 0.10 from USD 2.8 per boe to USD 2.7 per boe, normalized at an exchange rate of NOK/USD 8.20. Historical figures have also been corrected for both changes.

The increase compared to the third quarter of 2002 is due to a lower NOK/USD exchange rate, because costs are primarily incurred in NOK. Normalized to a NOK/USD exchange rate of 8.20 the production cost as of September 30, 2003 is USD 2.8 per boe compared to USD 2.9 per boe as of September 30, 2002.

Production cost	At September 30, 2003	2002
Production cost last 12 months E&P Norway (mill. NOK)	7,832	8,255
Production cost last 12 months E&P International (mill. USD)	123	116
Lifted volumes last 12 months(mill. boe)	391	385
Normalized exchange rate (NOK/USD)	8.20	8.20
Production cost (USD/boe) normalized at 8.20*	**2.8**	**2.9**

*By normalization it is assumed that production costs in International E&P are incurred in USD. Only costs incurred in E&P Norway are normalized at 8.20.

Health, safety and the environment. A contractor employee died on September 25, 2003 after a work-related accident at the Iranian yard, which is building the jackets for the gas platforms for the South Pars field off Iran. The accident is being investigated in order to find the cause and identify improvement measures.

Statoil has been fined NOK 1.0 million after the fatal accident on the Byfjord Dolphin drilling rig on April 17, 2002, in which one person died.

The total recordable injury frequency (the number of recordable injuries including both Statoil personnel and contractors per million working hours) decreased from 6.6 in the third quarter of 2002 to 5.9 in the third quarter of 2003. For the first nine months of 2003, the total recordable injury frequency is 5.8, compared to 5.9 in the corresponding period of 2002.

The serious incident frequency (the number of undesirable events with a high loss potential per million working hours) improved from 3.6 in the third quarter of 2002 to 3.0 in the third quarter of 2003. For the first nine months of 2003 the serious incident frequency is 3.2 compared to 3.8 in the corresponding period of 2002.

The number of unintentional oil spills in the third quarter of 2003 was 143 compared to 119 in the corresponding period of 2002, while the volume from unintentional oil spills was 29.8 scm in the third quarter of 2003 compared to 123.4 scm in the corresponding period of 2002. In the first nine months of 2003 the number of oil spills is 391 compared to 312 in the corresponding period of of 2002, while the volume from unintentional oil spills in the first nine months of 2003 is 276.4 scm compared to 174.4 scm in the corresponding period of 2002.

Other information. The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has issued a preliminary charge alleging violations of the Norwegian General Civil Penal Code provision concerning illegal influencing of foreign government officials and is conducting an investigation concerning a consulting agreement which Statoil entered into in 2002 with Horton Investments Ltd., a Turks and Caicos Island company, relating to Statoil's business development in Iran, to ascertain whether criminal acts of corruption have taken place. The consulting agreement provided for the payment of USD 15.2 million for consultancy services to be rendered over the 11- year term of the contract. Two payments totalling USD 5.2 million were made under the contract. The contract was terminated in September 2003. After the announcement of the investigation by Økokrim, Statoil's Chairman, Leif Terje Løddesøl, Chief Executive, Olav Fjell and Executive Vice President of International Exploration and Production, Richard John Hubbard, resigned from the Company.

The Company has also been notified by the U.S. Securities and Exchange Commission that the Commission is conducting an inquiry into the consultancy arrangement to determine if there have been any violations of U.S. federal securities laws and the Commission's Staff has issued a request for Statoil to provide certain documents and information concerning the agreement. In addition certain Iranian authorities have requested that Statoil provide information regarding the consultancy arrangement.

(1) After-tax return on average capital employed for the last 12 months is calculated as net income before minority interest plus after-tax net financial items, divided by the average of opening and closing balances of net interest-bearing debt, shareholders' equity and minority interest. *See table under Net debt to capital ratio for a reconciliation of capital employed.*

(2) Adjustments for the last 12 months consist of a write-down of the LL652 field in Venezuela in the fourth quarter of 2002 of NOK 0.8 billion before tax (NOK 0.6 billion after tax) and a positive effect related to the repeal of the Norway's Removal Grants Act in the second quarter of 2003 (net NOK 0.7 billion after tax). Adjustments in 2002 consisted of the sale of the exploration and operations activity on the Danish continental shelf in the third quarter of 2002 (profit NOK 1.0 billion before tax and NOK 0.7 billion after tax), as well as the mentioned write-down of the LL652 field in Venezuela in the fourth quarter of 2002.

(3) For purposes of measuring our performance against our 2004 ROACE target, we are assuming an average realized oil price of USD 16 per barrel, natural gas price of NOK 0.70 per scm, refining margin of USD 3.0 per barrel, Borealis margin of EUR 150 per tonne, and a NOK/USD exchange rate of 8.20. All prices and margins are adjusted for inflation from 2000. Adjustments as described in note 2 are also included. Normalization is done in order to exclude factors that Statoil cannot influence from its performance targets. For reconciliation, see table following Return on average capital employed.

(4) FCC: fluid catalytic cracking.

(5) Oil volumes include condensate and NGL, exclusive of royalty oil.

(6) Lifting equals sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes are due to periodic over- or underliftings.

(7) *For normalization of the production cost see table following Production cost.*

(8) Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. In the first and third quarter net interest-bearing debt is normalized by excluding 50 per cent of the cash build-up related to tax payments due on April 1 and October 1.

E&P NORWAY

(in millions)	Third quarter 2003 NOK	2002 NOK	change	2003 USD*	Nine months ended September 30, 2003 NOK	2002 NOK	change	2003 USD*	Total 2002 NOK
USGAAP income statement									
Total revenues	**15,327**	13,933	10%	2,172	**45,581**	42,439	7%	6,460	58,780
Operating, general and administrative expenses	**2,462**	2,860	(14%)	349	**8,541**	8,602	(1%)	1,211	11,546
Depreciation, depletion and amortization	**2,929**	2,703	8%	415	**8,601**	8,665	(1%)	1,219	11,861
Exploration expenses	**412**	682	(40%)	58	**947**	1,126	(16%)	134	1,420
Total expenses	**5,803**	6,245	(7%)	822	**18,089**	18,393	(2%)	2,564	24,827
Income before financial items, income taxes and minority interest	**9,524**	7,688	24%	1,350	**27,492**	24,046	14%	3,896	33,953
Operational data									
Realized oil price (USD/bbl)	**28.5**	26.9	6%		**29.0**	24.0	21%		24.7
Liftings:									
Oil (1000 bbl/day)	**653**	620	5%		**649**	662	(2%)		667
Natural gas (1000 boe/day)	**266**	256	4%		**302**	292	3%		319
Total oil and natural gas liftings (1000 boe/day)	**919**	876	5%		**951**	954	0%		986
Production:									
Oil (1000 bbl/day)	**626**	622	1%		**647**	665	(3%)		670
Natural gas (1000 boe/day)	**266**	256	4%		**302**	292	3%		319
Total oil and natural gas production (1000 boe/day)	**893**	879	2%		**949**	957	(1%)		989

Income before financial items, income taxes and minority interest for E&P Norway was NOK 9.5 billion in the third quarter of 2003 compared to NOK 7.7 billion in the corresponding period of 2002. The change is primarily due to a 3 per cent increase in realized oil price measured in NOK as well as an increase in liftings of 5 per cent. In the third quarter of 2003, the provision for losses related to long-term rig charters was reduced by NOK 0.1 billion. In the third quarter of 2002, NOK 0.2 billion was provided for. Depreciation has increased compared to the third quarter of 2002, mainly due to the increase in liftings. Exploration expenses have been reduced as a result of a decrease in exploration expenditure capitalized in earlier periods.

For the first nine months of 2003 income before financial items, income taxes and minority interest was NOK 27.5 billion compared to NOK 24.0 billion in the corresponding period of 2002. The increase is primarily due to a 5 per cent higher realized oil price measured in NOK, and reduced operating expenses of installations and platforms, as well as somewhat lower exploration expenses. For the first nine months of 2003, the provision related to losses on long-term rig charters has been increased by NOK 0.4 billion compared to the corresponding period of 2002.

Average daily lifting of oil increased from 620,000 barrels (bbl) per day in the third quarter of 2002 to 653,000 bbl per day in the third quarter of 2003, while average daily production of oil increased from 622,000 bbl per day in the third quarter of 2002 to 626,000 bbl per day in the corresponding period of 2003. For the first nine months of 2003 average daily lifting of oil was 649,000 bbl per day compared to 662,000 bbl per day in the first nine months of 2002. Average daily production of oil in the first nine months of 2003 amounted to 647,000 bbl per day compared to 665,000 bbl per day in the corresponding period of 2002.

The change in the first nine months of 2003 is mainly related to reduced production from fields that have passed plateau level, as well as a somewhat lower regularity of production.

Average daily natural gas production increased by 4 per cent from 256,000 boe per day in the third quarter of 2002 to 266,000 boe per day in the third quarter of 2003. For the first nine months of 2003 average daily natural gas production was 302,000 boe per day compared with 292,000 boe per day for the corresponding period of 2002. This increase is mainly due to the underlying growth related to the long-term gas sales contracts, as well as more sales under short-term contracts.

Exploration expenditure (including capitalized exploration expenditure) amounted to NOK 0.3 billion in the third quarter of 2003 compared to NOK 0.2 billion in the third quarter of 2002. In the third quarter of 2003 NOK 0.1 billion of prior periods' capitalized exploration expenditure was expensed, while in the third quarter of 2002, NOK 0.5 billion of prior period's capitalized exploration expenditure was expensed. In the third quarter of 2003 exploration expense amounted to NOK 0.4 billion compared to NOK 0.7 billion for the corresponding period of 2002.

For the first nine months of 2003 exploration expenditure was NOK 0.8 billion compared to NOK 0.9 billion in the corresponding period of 2002. Exploration expenses for the first nine months of 2003 amounted to NOK 0.9 billion compared to NOK 1.1 billion for the corresponding period of 2002.

Three exploration and appraisal wells were completed in the third quarter of 2003. In PL 044 (Tommeliten Alpha in block 1/9) hydrocarbons were found in the lime section, however not in the main target, which was a section of upper jura. In PL 169/027 Ringhorn east (block 25/8) a small oil discovery was made, while the PL 128 Gråspett prospect (block 6608/10) was dry.

For the first nine months of 2003 eight exploration and appraisal wells on the NCS were completed, of which five resulted in discoveries. In 2003 Statoil expects to participate in a total of 10 exploration and appraisal wells on the NCS.

The production test of the oil discovery on the **prospect Ellida** in PL 281 (block 6405/7) in the Norwegian Sea showed weak production capacity, but it provides a basis for optimism regarding the prospectivity of the area. The results from the comprehensive data collection will be analyzed, and it will be necessary to drill more wells in order to survey the discovery.

In the third quarter of 2003, **a settlement was reached with Stena Drilling** on all remaining points in dispute related to the lease contract of the drilling rig Stena Don. As a consequence of the settlement, all ongoing juridical processes have been terminated. The settlement provides that Statoil will compensate Stena Drilling in the amount of USD 10 million. This compensation is covered by provisions previously made in the accounts.

The deliveries from the **Mikkel gas- and condensate field in the Norwegian Sea** started as planned on October 1, 2003. The development project is estimated to be more than 20 per cent below the original estimate projected in the plan for development and operations (PDO), equivalent to NOK 0.5 billion.

Vigdis Extension began production on October 18. This is almost two months earlier than indicated in the PDO. Investments are estimated at NOK 2.6 billion, which is approximately 14 per cent lower than estimated in the PDO. Production is sent to the Snorre A platform through the existing subsea installation on the Vigdis field.

Recoverable reserves on the **Glitne field** in the Norwegian North Sea have been revised upwards by 50 per cent as compared to the estimate in the PDO. The production period is expected to last until the end of 2005.

Statoil has decided to transport its share of the gas from the **Statfjord late life project** in the Norwegian North Sea to the UK. The gas will be sent through the Flags-pipeline to the St. Fergus terminal in Scotland. The agreement is conditional on satisfactory profitability. An investment decision and submission of a PDO are expected in 2005.

INTERNATIONAL E&P

(in millions)	Third quarter 2003 NOK	2002 NOK	change	2003 USD*	Nine months ended September 30, 2003 NOK	2002 NOK	change	2003 USD*	Total 2002 NOK
USGAAP income statement									
Total revenues	**1,573**	2,212	(29%)	223	**4,683**	5,114	(8%)	664	6,769
Operating, general and administrative expenses	**569**	477	19%	81	**1,610**	1,686	(5%)	228	2,338
Depreciation, depletion and amortization	**361**	333	8%	51	**1,100**	1,181	(7%)	156	2,355
Exploration expenses	**180**	125	44%	26	**596**	389	53%	84	990
Total expenses	**1,110**	935	19%	157	**3,306**	3,256	2%	469	5,683
Income before financial items, income taxes and minority interest	**463**	1,277	(64%)	66	**1,377**	1,858	(26%)	195	1,086
Operational data									
Realized oil price (USD/bbl)	**26.5**	25.5	4%		**27.2**	22.9	19%		23.7
Liftings:									
Oil (1000 bbl/day)	**77**	70	9%		**81**	77	5%		82
Natural gas (1000 boe/day)	**2**	5	(56%)		**3**	6	(54%)		6
Total oil and natural gas liftings (1000 boe/day)	**79**	76	4%		**83**	83	1%		87
Production:									
Oil (1000 bbl/day)	**88**	73	20%		**84**	79	5%		80
Natural gas (1000 boe/day)	**2**	5	(56%)		**3**	6	(54%)		6
Total oil and natural gas production (1000 boe/day)	**90**	79	15%		**86**	85	1%		86

Income before financial items, income taxes and minority interest for International E&P was NOK 0.5 billion in the third quarter of 2003 compared to NOK 1.3 billion in the third quarter of 2002. The divestment of Statoil's operations on the Danish contintental shelf was recorded as income in the third quarter of 2002 with a profit of NOK 1.0 billion before tax, and income adjusted for this special item in 2002 was NOK 0.3 billion. The increase, adjusted for the special items described below, is mainly due to a four per cent increase in liftings and higher oil price measured in USD.

For the first nine months of 2003 income before financial items, income taxes and minority interest was NOK 1.4 billion compared to NOK 1.9 billion for the first nine months of 2002. Adjusted for the sale of Statoil's exploration and production activity on the Danish shelf, the income was NOK 0.9 billion for the corresponding period of 2002. The increase is mainly related to a 19 per cent increase in oil price measured in USD, reduced depreciation and lower operating, general and administrative expenses. This is partly offset by increased exploration expenses.

Average daily lifting of oil increased from 70,400 bbl per day in the third quarter of 2002 to 76,700 bbl per day in the third quarter of 2003. Liftings were 80,600 bbl per day in the first nine months of 2003 compared to 77,000 bbl per day in the corresponding period of 2002. Average daily production of oil increased from 73,300 bbl per day in the third quarter of 2002 to 88,100 bbl per day in the third quarter of 2003. For the first nine months of 2003 average daily production of oil was 83,800 bbl per day compared to 79,500 bbl per day in the corresponding period of 2002. The increase in the third quarter of 2003 is mainly related to the Alba and Sincor fields. The sale of the Danish E&P operations, effective July 1, 2002 contributed to a reduction in produced and lifted volumes. At the end of the third quarter of 2003, Statoil is in a net underlift position, as a result of production outpacing lifting in the period.

Average daily gas production was 2,300 boe per day in the third quarter of 2003 compared to 5,300 boe per day in the third quarter of 2002. In the first nine months of 2003 average daily gas production was 2,500 boe per day, compared to 5,600 boe per day in the corresponding period of 2002.

Exploration expenditure (including capitalized exploration expenditure) was NOK 0.3 billion in the third quarter of 2003, which is in line with the level of exploration expenditure in the third quarter of 2002. Exploration expenses were NOK 0.2 billion in the third quarter of 2003, compared to NOK 0.1 billion in the third quarter of 2002.

For the first nine months of 2003 exploration expenditure was NOK 0.9 billion compared to NOK 0.7 billion in the corresponding period in 2002. Exploration expenses were NOK 0.6 billion for the first nine months of 2003, compared to NOK 0.4 billion in the corresponding period of 2002.

During the third quarter of 2003 **six exploration and appraisal wells were completed internationally,** of which five resulted in discoveries. During the first nine months of 2003, 13 exploration wells were completed, of which 11 have been capitalized. At the end of the third quarter of 2003, Statoil is participating in the drilling of one well and is planning to participate in a total of 15 exploration and appraisal wells internationally during 2003.

At **The Cove Point terminal** Statoil received its first LNG cargoes in the third quarter of 2003. The volumes of LNG are converted to dry gas and marketed through the pipeline system on the east coast of the US.

NATURAL GAS

(in millions)	Third quarter 2003 NOK	2002 NOK	change	2003 USD*	Nine months ended September 30, 2003 NOK	2002 NOK	change	2003 USD*	Total 2002 NOK
USGAAP income statement									
Total revenues	**5,383**	4,807	12%	763	**17,487**	17,012	3%	2,478	24,536
Cost of goods sold	**2,641**	1,707	55%	374	**8,610**	7,131	21%	1,220	11,859
Operating, selling and administrative expenses	**1,212**	1,670	(27%)	172	**3,919**	4,316	(9%)	555	5,657
Depreciation, depletion and amortization	**124**	147	(16%)	18	**365**	437	(16%)	52	592
Total expenses	**3,977**	3,524	13%	564	**12,894**	11,884	8%	1,827	18,108
Income before financial items, income taxes and minority interest	**1,406**	1,283	10%	199	**4,593**	5,128	(10%)	651	6,428
Operational data									
Natural gas sales (bcm)	**4.5**	4.0	13%		**14.4**	13.4	7%		19.6
Natural gas price (NOK/Sm3)	**1.03**	0.90	14%		**1.02**	0.96	6%		0.95
Transfer price natural gas (NOK/Sm3)	**0.61**	0.49	24%		**0.60**	0.46	30%		0.49
Regularity at delivery point (%)	**99.9%**	100.0%	0%		**99.9%**	100.0%	0%		100.0%

Income before financial items, income taxes and minority interest for Natural Gas was NOK 1.4 billion in the third quarter of 2003 compared to NOK 1.3 billion in the third quarter of 2002. For the first nine months of 2003 income before financial items, income taxes and minority interest was NOK 4.6 billion compared to NOK 5.1 billion for the first nine months of 2002.

Natural gas sales were 4.5 billion standard cubic meters (bcm) in the third quarter of 2003 compared to 4.0 bcm in the corresponding period in 2002. Of the total natural gas sales in the third quarter of 2003, Statoil produced 4.2 bcm. In the first nine months of 2003, natural gas sales were 14.4 bcm compared to 13.4 bcm in the first nine months of 2002, an increase of seven per cent. Of these volumes, Statoil produced 13.4 bcm in 2003 and 12.7 bcm in 2002, respectively.

Gas prices increased in the third quarter of 2003 by 14 per cent, while the cost of goods sold increased by 55 per cent, mainly due to a 24 per cent higher transfer price for gas and increased volumes sold.

In the third quarter of 2003, NOK 57 million was expensed related to an estimated change in the value of gas sales contracts that are valued at market price. For the first nine months of 2003, there is an estimated loss of NOK 0.1 billion compared to a loss of NOK 0.2 billion in the corresponding period of 2002.

For the first nine months of 2003 gas prices and sold volumes have been higher than in the corresponding period of 2002, mainly due to higher oil product prices and an increase in gas volumes following an increase in the contract portfolio.

The British and Norwegian authorities have reached **agreement related to the basic principles** of laying new pipelines from the NCS to the UK.

Statoil and Petoro have entered into an agreement for allocation of the investments in **Britpipe and Ormen Lange transport**, which means that Statoil will have interests of 20.2 per cent and 9.8 per cent, respectively.

In the third quarter of 2003, a **three-year contract was entered** into, for sale of 2 bcm of natural gas annually from Statoil and SDFI to British Gas Trading, a wholly owned subsidiary of Centrica. Delivery commenced October 1, 2003, with delivery at the national balancing point (NBP) in the UK. Statoil's share of the contract is approximately 45 per cent.

In August 2003, Statoil commenced **deliveries of gas to the Grane field** for testing and start up of the installation. Ordinary deliveries of gas for injection started in October 2003.

MANUFACTURING & MARKETING

(in millions)	Third quarter 2003 NOK	2002 NOK	change	2003 USD*	Nine months ended September 30, 2003 NOK	2002 NOK	change	2003 USD*	Total 2002 NOK
USGAAP income statement									
Total revenues	**55,973**	53,379	5%	7,933	**163,091**	156,102	4%	23,115	211,152
Cost of goods sold	**51,678**	48,949	6%	7,324	**148,972**	143,313	4%	21,114	193,353
Operating, selling and administrative expenses	**3,132**	3,415	(8%)	444	**10,088**	10,780	(6%)	1,430	14,476
Depreciation, depletion and amortization	**337**	403	(16%)	48	**1,074**	1,195	(10%)	152	1,686
Total expenses	**55,147**	52,767	5%	7,816	**160,134**	155,288	3%	22,696	209,515
Income before financial items, income taxes and minority interest	**826**	612	35%	117	**2,957**	814	263%	419	1,637
Operational data									
FCC margin (USD/bbl)	**4.0**	2.6	54%		**4.6**	2.0	130%		2.2
Contract price methanol (EUR/ton)	**225**	208	8%		**238**	159	50%		172
Petrochemical margin (EUR/ton)	**100**	141	(29%)		**119**	120	(1%)		107

Income before financial items, income taxes and minority interest for Manufacturing & Marketing in the third quarter of 2003 was NOK 0.8 billion compared to NOK 0.6 billion in the third quarter of 2002. In the first nine months of 2003 income before financial items, income taxes and minority interest was NOK 3.0 billion compared to NOK 0.8 billion in the first nine months of 2002. Income before financial items, income taxes and minority interests in the third quarter of 2002 included a negative contribution from Navion, which had no effect on the results in the third quarter of 2003 as the shipping activities were sold in the second quarter of 2003.

In **oil trading** income before financial items, income taxes and minority interest in the third quarter of 2003 was NOK 0.4 billion, compared to NOK 0.5 billion in the third quarter in 2002. In the first nine months of 2003 income before financial items, income taxes and minority interests was NOK 1.1 billion, compared to NOK 0.4 billion in the corresponding period in 2002. The improvement is mainly due to the fact that the first nine months of 2002 included losses related to realization of inventory because of a weaker NOK/USD exchange rate.

Income before financial items, income taxes and minority interest from **manufacturing** in the third quarter of 2003 was NOK 0.2 billion, compared to a small loss in the third quarter of 2002. In the third quarter of 2003 the average refining margin, the FCC margin, was USD 4.0 per barrel compared to USD 2.6 per barrel in the corresponding period of 2002. As a result of a different composition of the products, the margins at Mongstad, compared to a "standard FCC- refinery", have in periods been well below the FCC margin. In September the Kalundborg refinery was affected by the loss of electricity to certain parts of Denmark, which led to extra costs as the refinery had to be shut down for a period of time for unexpected maintenance. The average contract price of methanol was EUR 225 per tonne in the third quarter of 2003 compared to EUR 208 per tonne in the third quarter of 2002. In the first nine months of 2003 the income before financial items, income taxes and minority interests was NOK 0.9 billion compared to a loss of NOK 0.2 billion in the corresponding period of 2002. The increase of NOK 1.1 billion is mainly related to increased refining and methanol prices, as well as higher throughput at the refineries and at Tjeldbergodden.

In **retail marketing** (Nordic energy and Retail) income before financial items, income taxes and minority interest in the third quarter of 2003 was NOK 0.2 billion compared to NOK 0.1 billion for the third quarter of 2002. For the first nine months of 2003, income before financial items, income taxes and minority interests was NOK 0.6 billion, compared to NOK 0.3 billion in the corresponding period of 2002. The increase of NOK 0.3 billion is related to increased volumes and margins.

Borealis' income in the third quarter of 2003 was close to zero, compared to a income of NOK 0.1 billion in the third quarter of 2002. The first nine months of 2003 showed a small loss, compared to NOK 0.1 billion in income for the corresponding period of 2002. In October 2003 Borealis approved an improvement plan for its activities in Norway. This includes among other things improved cost efficiency and newproduct qualities within polyethylen and polypropylene. The plan also includes expansion of some installations involving investments by Borealis of approximately EUR 60 million.

Use of Non-GAAP Financial Measures

The U.S. Securities and Exchange Commission adopted regulations regarding the use of "non-GAAP financial measures" in public disclosures, effective March 28, 2003. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP. Return on Average Capital Employed (ROACE), normalized Return on Average Capital Employed (normalized ROACE), normalized production cost per barrel, income adjusted for special items and income tax adjusted for special items, among other things, may be considered such measures.

Statoil uses **ROACE** to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by management as providing useful information, both for management and investors, regarding performance for the period under evaluation. Statoil's management makes regular use of this measure to evaluate its operations.

Statoil uses **normalized ROACE** to measure the return on capital employed regardless of market developments. Oil price, natural gas price, refining margin, Borealis margin and the NOK/USD exchange rate are normalized. This measure is viewed by management as providing a better understanding of Statoil's underlying performance over time and across periods, by excluding from the performance measure factors that Statoil cannot influence. Statoil's management makes regular use of this measure to evaluate its operations.

Normalized production cost per barrel in USD is used to evaluate the underlying development in the production cost. Statoil's production costs are mainly incurred in NOK. In order only to reflect the change in the underlying production cost, the NOK/USD exchange rate is held constant.

Statoil also identifies certain items referred to as special items, which reflect events that management believes are not indicative of trends and outcome arising from normal business operations. For 2003 the change in legislation to replace govermental grants for expenditures related to removal of installations on the Norwegian continental shelf (NCS) with ordinary tax deduction for such costs is considered a special item.

FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil's oil and gas production forecasts and estimates in E&P Norway and International E&P, targets, costs and margins; start-up dates for downstream activities; performance and growth targets; product prices; closing of future transactions; expected investment level in the business segments; and expected exploration and development activities or expenditures, are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as "will", "expects", "is expected to", "should", "may", "is likely to", "intends" and "believes". These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's 2002 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil's website www.statoil.com.

Financial statements

3rd quarter 2003

CONSOLIDATED STATEMENTS OF INCOME USGAAP

(in NOK million)	*For the three months ended September 30, 2003 (unaudited)*	*For the three months ended September 30, 2002 (unaudited)*	*For the nine months ended September 30, 2003 (unaudited)*	*For the nine months ended September 30, 2002 (unaudited)*	*For the year ended December 31, 2002 (note 1)*
REVENUES					
Sales	**62,444**	59,710	**183,567**	177,566	242,178
Equity in net income of affiliates	**193**	227	**321**	423	366
Other income	**17**	1,117	**95**	1,128	1,270
Total revenues	**62,654**	61,054	**183,983**	179,117	243,814
EXPENSES					
Cost of goods sold	**(38,779)**	(37,400)	**(110,797)**	(108,938)	(147,899)
Operating expenses	**(5,995)**	(6,944)	**(19,320)**	(21,264)	(28,308)
Selling, general and administrative expenses	**(1,264)**	(1,433)	**(4,602)**	(3,784)	(5,251)
Depreciation, depletion and amortization	**(3,856)**	(3,663)	**(11,457)**	(11,709)	(16,844)
Exploration expenses	**(592)**	(808)	**(1,543)**	(1,516)	(2,410)
Total expenses before financial items	**(50,486)**	(50,248)	**(147,719)**	(147,211)	(200,712)
Income before financial items, other items, income taxes and minority interest	**12,168**	10,806	**36,264**	31,906	43,102
Net financial items	**844**	(343)	**55**	5,591	8,233
Other items	**0**	0	**(6,025)**	0	0
Income before income taxes and minority interest	**13,012**	10,463	**30,294**	37,497	51,335
Income taxes	**(8,662)**	(7,174)	**(17,781)**	(25,055)	(34,336)
Minority interest	**(71)**	(38)	**(245)**	(122)	(153)
Net income	**4,279**	3,251	**12,268**	12,320	16,846
Net income per ordinary share	**1.98**	1.50	**5.66**	5.69	7.78
Weighted average number of ordinary shares outstanding	2,166,143,715	2,166,143,626	2,166,143,685	2,165,179,134	2,165,422,239

See notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEETS USGAAP

(in NOK million)	*At September 30, 2003 (unaudited)*	*At September 30, 2002 (unaudited)*	*At December 31, 2002 (note 1)*
ASSETS			
Cash and cash equivalents	**22,767**	11,469	6,702
Short-term investments	**3,963**	5,778	5,267
Cash, cash equivalents and short-term investments	**26,730**	17,247	11,969
Accounts receivable	**23,981**	19,190	32,057
Accounts receivable - related parties	**2,608**	1,990	1,893
Inventories	**4,425**	4,091	5,422
Prepaid expenses and other current assets	**7,136**	7,669	6,856
Total current assets	**64,880**	50,187	58,197
Investments in affiliates	**10,837**	9,736	9,629
Long-term receivables	**6,725**	6,152	7,138
Net property, plant and equipment	**125,876**	123,834	122,379
Other assets	**9,753**	7,011	8,087
TOTAL ASSETS	**218,071**	196,920	205,430
LIABILITIES AND SHAREHOLDERS' EQUITY			
Short-term debt	**1,375**	3,859	4,323
Accounts payable	**15,658**	10,969	19,603
Accounts payable - related parties	**5,286**	5,668	5,649
Accrued liabilities	**10,322**	10,790	11,590
Income taxes payable	**24,794**	24,649	18,358
Total current liabilities	**57,435**	55,935	59,523
Long-term debt	**36,186**	32,906	32,805
Deferred income taxes	**37,330**	42,175	43,153
Other liabilities	**19,255**	10,930	11,382
Total liabilities	**150,206**	141,946	146,863
Minority interest	**1,510**	1,461	1,550
Common stock (NOK 2.50 nominal value), 2,189,585,600 shares authorized and issued	**5,474**	5,474	5,474
Treasury shares, 23,441,885 shares	**(59)**	(59)	(59)
Additional paid-in-capital	**37,728**	37,728	37,728
Retained earnings	**23,341**	12,829	17,355
Accumulated other comprehensive income (loss)	**(129)**	(2,459)	(3,481)
Total shareholders' equity	**66,355**	53,513	57,017
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**218,071**	196,920	205,430

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

(in NOK million)	For the nine months ended September 30, 2003 (unaudited)	For the nine months ended September 30, 2002 (unaudited)	For the year ended December 31, 2002 (note 1)
OPERATING ACTIVITIES			
Consolidated net income	**12,268**	12,320	16,846
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Minority interest in income	**245**	122	153
Depreciation, depletion and amortization	**11,457**	11,709	16,844
Exploration expenditures written off	**255**	507	554
(Gains) losses on foreign currency transactions	**2,190**	(6,727)	(8,771)
Deferred taxes	**(6,908)**	(118)	628
(Gains) losses on sales of assets and other items	**5,964**	(1,551)	(1,589)
Changes in working capital (other than cash and cash equivalents):			
• (Increase) decrease in inventories	**917**	1,185	(146)
• (Increase) decrease in accounts receivable	**5,657**	6,559	(6,211)
• (Increase) decrease in other receivables	**3**	1,255	3,107
• (Increase) decrease in short-term investments	**1,304**	(3,715)	(3,204)
• Increase (decrease) in accounts payable	**(4,096)**	(4,497)	4,118
• Increase (decrease) in other payables	**(884)**	(1,241)	(645)
• Increase (decrease) in taxes payable	**6,436**	8,031	1,740
(Increase) decrease in non-current items related to operating activities	**(219)**	178	599
Cash flows provided by operating activities	**34,589**	24,017	24,023
INVESTING ACTIVITIES			
Additions to property, plant and equipment	**(16,203)**	(12,672)	(17,907)
Exploration expenditures capitalized	**(434)**	(693)	(652)
Change in long-term loans granted and other long-term items	**(813)**	645	(1,495)
Proceeds from sale of assets	**6,627**	3,263	3,298
Cash flows used in investing activities	**(10,823)**	(9,457)	(16,756)
FINANCING ACTIVITIES			
New long-term borrowings	**3,383**	3,788	5,396
Repayment of long-term borrowings	**(2,940)**	(3,066)	(4,831)
Distribution to minority shareholders	**(298)**	(145)	(173)
Dividends paid	**(6,282)**	(6,169)	(6,169)
Net short-term borrowings, bank overdrafts and other	**(2,264)**	(1,596)	1,146
Cash flows used in financing activities	**(8,401)**	(7,188)	(4,631)
Net increase (decrease) in cash and cash equivalents	**15,365**	7,372	2,636
Effect of exchange rate changes on cash and cash equivalents	**700**	(298)	(329)
Cash and cash equivalents at beginning of the year	**6,702**	4,395	4,395
Cash and cash equivalents at end of period	**22,767**	11,469	6,702

Changes in working capital items resulting from the disposal of the subsidiary Navion in the second quarter of 2003, are excluded from Cash flows provided by operating activities and classified as Proceeds from sale of assets.

See notes to the consolidated financial statements

Cash Flow Hedges

Statoil has designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of crude oil and petroleum products over a period not exceeding three months and cash flows related to interest payments over a period not exceeding 16 months. Hedge ineffectiveness related to Statoil's outstanding cash flow hedges was immaterial and recorded to earnings during the quarter ended September 30, 2003. The net change in Accumulated other comprehensive income associated with the current period hedging transactions was NOK 29 million (after tax). The net amount reclassified into earnings during the period was NOK 60 million (after tax). At September 30, 2003, the net deferred hedging loss in Accumulated other comprehensive income was NOK 31 million (after tax), of which approximately NOK 20 million will affect earnings over the next 12 months. The unrealized loss component of derivative instruments excluded from the assessment of hedge effectiveness related to cash flow hedges during the quarter ended September 30, 2003 was immaterial.

Fair Value Hedges

Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the quarter ended September 30, 2003. The net gain recognized in earnings in Income before income taxes and minority interest during the quarter for ineffectiveness of fair value hedges was immaterial.

3. SEGMENTS

Statoil operates in four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

A new method for calculating the inter-segment price for deliveries of natural gas from Exploration and Production Norway to Natural Gas was adopted from January 1, 2003. The new price amounts to NOK 0.32 per standard cubic meter, adjusted quarterly by the average USD oil price over the last six months in proportion to USD 15. The new price applies to all volumes, while previously the price was calculated on a field-by-field basis, and the formula used differentiated between gas fields and fields delivering associated gas. The new method is partly a result of the Norwegian Gas Negotiating Committee being abolished, and replaced by company-based sales. Prior periods have been adjusted to reflect the new pricing formula.

Segment data for the three months ended September 30, 2003 and 2002 and the nine months ended September 30, 2003 and 2002 is presented below:

(in NOK million)	*Exploration and Production Norway*	*International Exploration and Production*	*Natural Gas*	*Manufacturing and Marketing*	*Other and eliminations*	*Total*
Three months ended September 30, 2003						
Revenues third party	334	748	5,241	55,842	296	62,461
Revenues inter-segment	14,950	825	99	18	(15,892)	0
Income (loss) from equity investments	43	0	43	113	(6)	193
Total revenues	15,327	1,573	5,383	55,973	(15,602)	62,654
Income before financial items, other items, income taxes and minority interest	9,524	463	1,406	826	(51)	12,168
Segment income taxes	(7,044)	(231)	(1,007)	(119)	35	(8,366)
Segment net income	2,480	232	399	707	(16)	3,802
Three months ended September 30, 2002						
Revenues third party	582	2,114	4,761	53,110	260	60,827
Revenues inter-segment	13,330	98	13	80	(13,521)	0
Income (loss) from equity investments	21	0	33	189	(16)	227
Total revenues	13,933	2,212	4,807	53,379	(13,277)	61,054
Income before financial items, other items, income taxes and minority interest	7,688	1,277	1,283	612	(54)	10,806
Segment income taxes	(5,786)	(443)	(995)	(131)	8	(7,347)

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total
Nine months ended September 30, 2003						
Revenues third party	1,264	1,595	17,012	162,842	949	183,662
Revenues inter-segment	44,302	3,088	320	94	(47,804)	0
Income (loss) from equity investments	15	0	155	155	(4)	321
Total revenues	45,581	4,683	17,487	163,091	(46,859)	183,983
Income before financial items, other items, income taxes and minority interest	27,492	1,377	4,593	2,957	(155)	36,264
Segment income taxes	(20,472)	(510)	(3,214)	(596)	34	(24,758)
Segment net income	7,020	867	1,379	2,361	(121)	11,506
Nine months ended September 30, 2002						
Revenues third party	1,086	4,293	16,806	155,645	864	178,694
Revenues inter-segment	41,278	821	120	159	(42,378)	0
Income (loss) from equity investments	75	0	86	298	(36)	423
Total revenues	42,439	5,114	17,012	156,102	(41,550)	179,117
Income before financial items, other items, income taxes and minority interest	24,046	1,858	5,128	814	60	31,906
Segment income taxes	(17,817)	(617)	(3,779)	(155)	(29)	(22,397)
Segment net income	6,229	1,241	1,349	659	31	9,509

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on income before financial items, other items, income taxes and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, segment income tax and net income can be reconciled to income taxes and net income per the Consolidated Statements of Income as follows:

(in NOK million)	For the three months ended September 30, 2003	2002	For the nine months ended September 30, 2003	2002
Segment net income	3,802	3,459	11,506	9,509
Net financial items	844	(343)	55	5,591
Other items (see note 1)	0	0	(6,025)	0
Change in deferred tax due to new legislation (see note 1)	0	0	6,712	0
Tax on financial items and other tax adjustments	(296)	173	265	(2,658)
Minority interest	(71)	(38)	(245)	(122)
Net income	4,279	3,251	12,268	12,320
Segment income taxes	8,366	7,347	24,758	22,397
Change in deferred tax due to new legislation (see note 1)	0	0	(6,712)	0
Tax on financial items and other tax adjustments	296	(173)	(265)	2,658
Income taxes	8,662	7,174	17,781	25,055

4. INVENTORIES

Inventories are valued at the lower of cost or market. Costs of crude oil and refined products held at refineries are determined under the last-in, first-out (LIFO) method. There have been no liquidations of LIFO layers which resulted in a material impact to net income for the reported periods.

(in NOK million)	*At September 30, 2003*	*At September 30, 2002*	*At December 31, 2002*
Crude oil	1,782	2,042	2,766
Petroleum products	2,378	2,293	2,647
Other	970	854	844
Total - inventories valued on a FIFO basis	5,130	5,189	6,257
Excess of current cost over LIFO value	(705)	(1,098)	(835)
Total	4,425	4,091	5,422

5. SHAREHOLDERS' EQUITY

For the period ended September 30, 2003 there have been the following changes in shareholders' equity:

(in NOK million)	*Total shareholders' equity*
At January 1, 2003	57,017
Net income for the period	12,268
Dividend paid	(6,282)
Foreign currency translation adjustment	3,265
Derivatives designated as cash flow hedges	87
Shareholders' equity at September 30, 2003	66,355

The following sets forth Statoil's Comprehensive income for the periods shown:

	For the three months ended September 30,		*For the nine months ended September 30,*	
(in NOK million)	*2003*	*2002*	*2003*	*2002*
Net income	4,279	3,251	12,268	12,320
Foreign currency translation adjustment	(812)	(349)	3,265	(4,319)
Derivatives designated as cash flow hedges	1	(45)	87	(93)
Comprehensive income	3,468	2,857	15,620	7,908

6. FINANCIAL ITEMS

	For the three months ended September 30,		*For the nine months ended September 30,*	
(in NOK million)	*2003*	*2002*	*2003*	*2002*
Interest and other financial income	263	351	1,045	1,074
Currency exchange adjustments, net	764	219	(906)	6,909
Interest and other financial expenses	(222)	(668)	(793)	(1,705)
Realized and unrealized gain (loss) on securities, net	39	(245)	709	(687)
Net financial items	844	(343)	55	5,591

7. PROVISION FOR RIG RENTAL CONTRACTS

Over the period 1995 to 1998 Statoil entered into several long-term fixed-price rental agreements for mobile drilling rigs. Statoil entered into the contracts on sole risk to cover expected utilization of drilling rigs in Statoil operated licenses. The extent of drilling activities and well intervention has since been reduced with lower market rates as a result. Statoil therefore provides for the estimated loss on these contracts based on the difference between the agreed, fixed price and the estimated market rates for subletting the rigs. Market rates are estimated based on broker quotes, information about drilling contracts entered into by other operators, and Statoils own expectations of market conditions for the remaining contract periods. The duration of the remaining contracts extend from one to in excess of three years.

The provisions increased by NOK 700 million in the first quarter of 2003, due to significantly lower expected market rates over the remaining contract period due to expected excess capacity in the Norwegian rig market. Based on contracts, entered into in the third quarter of 2003, the provision is decreased by NOK 100 million. For the nine months ended September 30, 2002 the provision increased by NOK 226 million.

As at December 31, 2002 and September 30, 2003 the provisions for rig rental contracts amounted to NOK 960 million and NOK 1,560 million, respectively. The increase is classified as Selling, general and administrative expenses and are recorded in the segment Exploration and Production Norway.

8. COMMITMENTS AND CONTINGENT LIABILITIES

During the normal course of its business Statoil is involved in legal proceedings, and several unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on best judgment. It is not expected that neither the financial position, results of operations nor cash flows will be material adverse affected by the resolution of these legal proceedings.

On October 10, 2003 the Norwegian Supreme Court ruled in the case raised by Statoil and several other companies against the Norwegian State, represented by the Ministry of Finance, regarding the tax assessment of income from the joint venture Statpipe for the years 1993 and 1994. The Supreme Court instructed the Oil Taxation Board to reassess the basis for taxation. The ruling will also affect subsequent years. The effect of the reassessment can not be estimated with a reasonable degree of certainty. For accounting purposes, the disputed taxes have been expensed.

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has issued a preliminary charge alleging violations of the Norwegian General Civil Penal Code provision concerning illegal influencing of foreign government officials and is conducting an investigation concerning a consulting agreement which Statoil entered into in 2002 with Horton Investments Ltd. The Company has also been notified by the U.S. Securities and Exchange Commission that the Commission is conducting an inquiry into the consultancy arrangement to determine if there have been any violations of U.S. federal securities laws.

9. SUBSEQUENT EVENTS

Statoil and BP signed on June 23, 2003 an agreement whereby Statoil will acquire 49 per cent of BP's interests in the In Salah gas project and 50 per cent of BP's interest in the In Amenas gas project, both in Algeria. Statoil will pay BP USD 740 million, and will in addition cover the expenditures incurred after January 1, 2003 related to the acquired interests. As part of the agreement, the two companies will work together with Sonatrach, the Algerian State Oil and Gas Company, in a joint operation of the two projects under development in Algeria. Following this transaction, Statoil will have a 31.85 per cent interest in the In Salah revenue sharing contract and a 50 per cent interest in the In Amenas production sharing contract. Statoil's participation in the In Salah gasproject will be notified to the EU Commission for approval under the EU Merger Control Regulation. In addition, amendments to the two projects' co-operation agreements implementing Statoil as participant in the projects will be submitted to the Algerian Ministry of Energy and Mining, the Algerian petroleum industry regulator, for necessary approval by the Council of Ministers and final authorisation of the transaction through gazettal publication. On September 22, 2003 Sonatrach confirmed that they will not exercise their pre-emption rights.

HSE ACCOUNTING


TOTAL RECORDABLE INJURY FREQUENCY
10
8
6
4
2
0
3RD QR 2001
4TH QR 2001
1ST QR 2002
2ND QR 2002
3RD QR 2002
4TH QR 2002
1ST QR 2003
2ND QR 2003
3RD QR 2003

The total recordable injury frequency specifies the number of injuries (lost-time injuries, injuries requiring alternative work and other injuries excluding first-aid cases) per million working hours. Statoil and contractor employees are included.


ALVORLIG SERIOUS INCIDENT FREQUENCY
6
5
4
3
2
1
0
3RD QR 2001
4TH QR 2001
1ST QR 2002
2ND QR 2002
3RD QR 2002
4TH QR 2002
1ST QR 2003
2ND QR 2003
3RD QR 2003

The serious incident frequency specifies the number of incidents with a very serious nature per million working hours.


LOST-TIME INJURY FREQUENCY
4
3
2
1
0
3RD QR 2001
4TH QR 2001
1ST QR 2002
2ND QR 2002
3RD QR 2002
4TH QR 2002
1ST QR 2003
2ND QR 2003
3RD QR 2003

The lost-time injury frequency specifies the number of total recordable injuries causing loss of time at work per million working hours. Statoil and contractor employees are included.


OIL SPILLS
300
250
200
150
100
50
0
3RD QR 2001
4TH QR 2001
1ST QR 2002
2ND QR 2002
3RD QR 2002
4TH QR 2002
1ST QR 2003
2ND QR 2003
3RD QR 2003

Oil spills (scm) cover accidental discharges of oil to the external environment. Spills collected on site before reaching the external environment are not included.